Filed by Golub Capital BDC, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Golub Capital Investment Corporation
Commission File No. 814-01128

On December 10, 2018, Golub Capital BDC 3, Inc. (“GBDC 3”) held a conference call to discuss GBDC 3's financial results for the quarter ended September 30, 2018. The conference call contained information regarding Golub Capital BDC, Inc.'s (“GBDC”) proposed acquisition of Golub Capital Investment Corporation ("GCIC"). The following are excerpts from the transcript of GBDC 3's December 10, 2018 conference call discussing GBDC's proposed acquisition of GCIC.

GREGORY ROBBINS: I will start by providing an overview of GBDC 3’s results for fiscal 2018 as well as for the fourth fiscal quarter. Jon will then provide some closing commentary, including some thoughts about the announcement we made recently, that Golub Capital BDC, Inc., or GBDC, had entered into a merger agreement with Golub Capital Investment Corporation, or GCIC.

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JON SIMMONS: Thanks, Gregory. As many of you may be aware, on November 28, GCIC, which is in many ways a predecessor vehicle to GBDC 3, announced an agreement to merge with GBDC, subject to stockholder approvals and other closing conditions.

Similar to GBDC 3, when GCIC commenced operations, the plan that GCIC disclosed to its investors was a plan to build a diversified portfolio of first lien, senior secured middle market loans, to deliver attractive returns during its ramp-up and, once ramped, to evaluate potential options for a liquidity event, including, among other alternatives, a merger with GBDC.

Several months ago, GCIC’s directors concluded that the time was right to begin that process. Since then, GCIC’s board, along with its financial advisor and legal counsel, has gone through a careful methodical process to evaluate options for GCIC, including an IPO, a listing of the company’s shares on a national securities exchange, a merger with various parties including GBDC, and the status quo.

That evaluation process culminated in GCIC’s board concluding that a merger with GBDC was the best option for GCIC’s stockholders. GCIC’s directors believe that the proposed merger is compelling for its stockholders for several reasons and let me highlight a few of them.

First, the GBDC shares to be received in the proposed transaction offer GCIC stockholders a 7.05% premium to GCIC’s September 30, NAV per share based on GBDC’s closing share price on November 26.

Second, the transaction would be immediately accretive to GBDC’s NAV per share by about 3.6% based on GBDC’s and GCIC’s September 30, NAVs.

Third, because the transaction would be accretive to GBDC’s NAV per share, the transaction offers the potential for a GCIC investor for additional value creation assuming GBDC continues to trade at its approximate 15% premium to NAV that that company has traded at on average over the past three years. Under this assumption, the proposed transaction would offer GCIC stockholders the potential for total value creation of an about 11% premium to a GCIC stockholders’ September 30, NAV per share.

The combination of the two companies would create the fourth-largest externally managed, publicly traded BDC by assets based on the fair value of the holdings of each company as of September 30. The combined portfolio is expected to be substantially similar to each company on its own, as there's enormous overlap in each company’s portfolio as of September 30.

The increased scale of the combined company is expected to deliver a number of benefits, including incremental earnings power to support what GBDC’s board announced in connection with the merger announcement, which is an intent to increase GBDC’s quarterly dividend to $0.33 per share after the merger’s closing, provided that GBDC’s board reserves the right to revisit this if market conditions or the company’s prospects change meaningfully.

The increased market cap of GBDC following the merger is anticipated to provide greater trading liquidity, broader research coverage, and a potential for greater institutional ownership than either company would have on its own.

The combined company is expected to have better access to the securitization market than either company would on its own, giving the combined company greater opportunity to optimize its debt capital structure.

And finally, the company expects operational synergies from the elimination of redundant expenses.

To bring this back in the context for GBDC 3, GBDC 3 has stated that it intends to evaluate potential options for a liquidity event within three to four years of its initial closing, which was October 1 of last year. While there can be no assurances as to when, or if, a liquidity event for GBDC 3 will occur, we expect, and it's possible that, GBDC 3’s board would follow a similar process.

As many of you know, GBDC 3 is in the initial stage of its ramp, so any consideration of alternatives of this sort, which is separate and distinct from GCIC’s proposed merger with GBDC, remains a decision for a few years from now.

While GCIC’s merger with GBDC has no bearing on which liquidity event GBDC 3’s board may decide is in the company’s stockholders’ best interest, as disclosed in GBDC 3’s PPM, a transaction like the GBDC-GCIC merger is one of the many options that we expect the GBDC 3 board to consider.

Forward-Looking Statements
This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GBDC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GCIC and GBDC (the “Merger”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GCIC and GBDC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GBDC and GCIC and a prospectus of GBDC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GCIC AND GBDC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GCIC, GBDC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GCIC and GBDC and their respective directors, executive officers and certain other members of management and employees of GC Advisors LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GCIC and GBDC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GCIC and GBDC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.